UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2019

Fundrise Growth eREIT II, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10843

Delaware	61-1775079
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550

Registrant’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

2

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of June 30, 2019. The consolidated financial statements included in this filing as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise Growth eREIT II, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio of real estate investments and other real estate-related assets. Operations substantially commenced on September 5, 2018. We use substantially all of the net proceeds raised from our initial and subsequent offerings (the “Offering(s)”) to invest in rental real estate properties, real estate-related debt securities (including commercial mortgage-backed securities (“CMBS”), collateralized debt obligations (“CDOs”), and REIT senior unsecured debt), and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The use of the terms “Fundrise Growth eREIT II,” the “Company,” “we,” “us” or “our” in this Semiannual Report refer to Fundrise Growth eREIT II, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2018, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986.

We are externally managed by Fundrise Advisors, LLC, (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the Fundrise Platform, which allows investors to become equity or debt holders in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular filed June 19, 2019 (the “Offering Circular”), which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

We have offered, are offering, and may continue to offer up to $50.0 million in our common shares in any rolling twelve-month period. As of June 30, 2019 and December 31, 2018, we had raised total gross offering proceeds of approximately $48.9 million and $27.6 million, respectively, from settled subscriptions (including $100,000 received in private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 4,893,000 and 2,764,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of June 30, 2019, approximately 99,000 of our common shares remained available for sale to the public under our Offering.

We expect to offer common shares in our Offering until we raise the maximum amount being offered, unless terminated by our Manager at an earlier time. Until December 31, 2018, the per share purchase price for our common shares was $10.00 per share, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price is subject to adjustment semi-annually and, as of January 1st and July 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value, or NAV, divided by the number of our common shares outstanding as of the end of the prior semi-annual period (NAV per share). Accordingly, the per share purchase price of our common shares has been $10.00 per share from inception through June 30, 2019. Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity on a monthly basis, after observing a mandatory 60-day waiting period, for their investment in our shares.

Distributions

To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates.

On July 11, 2019, we paid out our first distribution to shareholders for the distribution period of May 1, 2019 through June 30, 2019. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day from May 1, 2019 through October 1, 2019, as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield (2)
05/01/19 – 05/31/19	0.0019178082		04/30/19	07/11/19	7.00%
06/01/19 – 06/29/19	0.0023287671		05/30/19	07/11/19	8.50%
06/30/19(5)	0.1302882866		06/27/19	07/11/19		(5)
07/01/19 – 07/31/19	0.0002739726		06/28/19	10/21/19	1.00%
08/01/19 – 08/31/19	0.0002739726		07/30/19	10/21/19	1.00%
09/01/19 – 10/01/19	0.0004109589		08/29/19	10/21/19	1.50%
Weighted Average	0.0018636403	(3)			6.80	%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from May 1, 2019 through October 1, 2019.

(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

(5)	On June 27, 2019, the Manager of the Company declared a distribution of $0.1279595195 per share (the “Additional June 30, 2019 Distribution Amount”) for shareholders of record as of the close of business on June 30, 2019. The distribution was payable to shareholders of record as of the close of business on June 30, 2019 and the distribution was paid on July 11, 2019. As the Additional June 30, 2019 Distribution Amount did not have daily declared distribution amounts over a period of time, its individual annualized yield is not presented; however, the Additional June 30, 2019 Distribution Amount is included in the calculation for the Weighted Average Annualized Yield.

Any distributions that we make directly impact our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

We have adopted a redemption plan whereby, on a monthly basis, after observing a mandatory 60-day waiting period, a shareholder may obtain liquidity as described in detail in our Offering Circular. However, our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of June 30, 2019, approximately 164,000 common shares had been submitted for redemption and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way, that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our consolidated financial statements. Please refer to Note 2, Summary of Significant Accounting Policies in our consolidated financial statements, for a more thorough discussion of our accounting policies and procedures.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASU”) that may have an impact on our consolidated financial statements. See Note 2, Summary of Significant Accounting Policies – Recent Accounting Pronouncements in our consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from interest income on our real estate debt investments, as well as cash flow distributions from equity method investees, rental income from rental real estate properties, and equity in earnings from our investments in unconsolidated joint ventures. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition in our consolidated financial statements for further detail.

Results of Operations

On September 5, 2018, we substantially commenced operations upon our satisfying the $1.0 million minimum offering requirement (not including the $100,000 received in private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor). For the six months ended June 30, 2019 and 2018, we had total net income (loss) of approximately $491,000 and $0, respectively.

Revenue

Interest Income

For the six months ended June 30, 2019 and 2018, we earned interest income of approximately $387,000 and $0 from our investments, respectively. The increase in interest income is due to the commencement of operations in September 2018 and the acquisition of two real estate debt investments.

Rental Income

For the six months ended June 30, 2019 and 2018, we earned rental income of approximately $118,000 and $0, respectively from the operations of rental real estate properties. The increase in rental income is due to the commencement of operations in September 2018 and the acquisition of four rental real estate properties.

Equity in Earnings (Losses)

For the six months ended June 30, 2019 and 2018, we earned equity in earnings (losses) of approximately $(36,000) and $0 from our equity method investees, respectively. The decrease in equity in earnings is due to the commencement of operations in September 2018 and the investment in three equity method investees, for which we recorded our share of origination costs as a reduction of equity in earnings.

Other Income

For the six months ended June 30, 2019 and 2018, we earned other income of approximately $251,000 and $0, respectively. The increase is primarily due to dividends earned from our money market investments, which we opened in the second half of 2018.

Expenses

General and Administrative

For the six months ended June 30, 2019 and 2018, we incurred general and administrative expenses of approximately $116,000 and $0, respectively, which includes auditing and professional fees, bank fees, organizational costs and other costs associated with operating our business. The increase in general and administrative expenses is due to the commencement of operations in September 2018.

Our Investments

As of June 30, 2019, we have entered into the following investments. See “Recent Developments” for a description of investments we have made since June 30, 2019. Note: the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
RSE-Aura Controlled Subsidiary (6)	San Antonio, TX	Multifamily	12/19/2018	13.0%	12/19/2019	$7,107,727	95.0%	---%	Initial	Update
RSE University City Controlled Subsidiary	Charlotte, NC	Land	3/1/2019	12.0%	3/1/2022	$5,800,000	---	80.2%	Initial	N/A

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.

(2)	Redemption Date refers to the initial or redemption date of each asset, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

(6)	On February 27, 2019, the RSE-Aura Controlled Subsidiary investment was paid off and is no longer outstanding.

Real Property Controlled Subsidiaries	Location	Type of Property	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
RSE Urban Realty 215 Chester Controlled Subsidiary	Atlanta, GA	Commercial	09/14/2018	$1,353,750	Initial	N/A
NP 85 (2)	San Antonio, TX	Multifamily	12/19/2018	$12,928,637	Initial	Update
NP 84 (3)	Mansfield, TX	Multifamily	4/1/2019	$22,990,000	Initial	Update
RSE Runaway Lakes Controlled Subsidiary	Palm Beach, FL	Multifamily	6/25/2019	$17,514,000	Initial	N/A
RSE Hamilton Controlled Subsidiary	Hendersonville, TN	Multifamily	6/28/2019	$7,203,300	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.
(2)	On February 27, 2019, the NP 85 investment was fully distributed.
(3)	On June 20, 2019, the NP 84 investment was fully distributed.

Asset Name	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Renovation Cost		Projected Gross Exit Price	Projected Hold Period	Overview (Form 1-U)
RSE W14 Controlled Subsidiary	Los Angeles, CA	Mixed-Use	3,980	9/20/2018	$1,071,000		$35,000	$1,561,000 – $2,035,000	10 years	Initial
RSE E74 Controlled Subsidiary	Los Angeles, CA	Multifamily	3,200	12/4/2018	$693,000		$40,000	$1,050,000 – $1,373,000	10 years	Initial
RSE W42 Controlled Subsidiary	Los Angeles, CA	Multifamily	6,982	10/5/2018	$1,363,000		$25,000	$1,952,000 – $2,544,000	10 years	Initial
RSE W39 Controlled Subsidiary	Los Angeles, CA	Mixed-use	8,900	6/5/2019	$3,120,000		$1,800,000	---	10 years	Initial
RSE R45 Controlled Subsidiary	Brentwood, MD	Commercial	22,000	6/27/2019	$5,118,000	$	---	---	7 years	Initial

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offering to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2019, we had deployed approximately $37.4 million for the investments discussed above and had approximately $11.2 million in cash and cash equivalents. In addition to our investments of approximately $37.4 million, we had future funding commitments up to an additional $9.8 million related to our investments. As of June 30, 2019, we anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our target portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. As we acquire our initial portfolio, we employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of multifamily rental properties and development project assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

Having substantially completed our initial Offering, we face additional challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. The Company may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Additionally, because certain of our investments include both current interest payments and interest paid-in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments.

Outlook and Recent Trends

We believe that the near and intermediate-term market for investment in select real estate properties, real estate equity investments, joint venture equity investments, and other real estate related assets is compelling from a risk-return perspective. Given the prospect of the continued relatively cautious stance by Federal Reserve on monetary policy, we favor a strategy weighted toward targeting equity investments with significant potential value creation. In contrast, returns typically associated with core real estate properties in major gateway markets, and stabilized trophy assets have generally become expensive in a pursuit of safety over value. We believe that our investment strategy, combined with the experience and expertise of our Manager’s management team, will provide opportunities to originate investments with attractive long-term equity returns and strong structural features either through direct ownership or with local, joint venture real estate companies, thereby taking advantage of changing market conditions in order to seek the best risk-return dynamic for our shareholders.

Off-Balance Sheet Arrangements

As of June 30, 2019 and December 31, 2018, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 10, Related Party Arrangements in our consolidated financial statements.

Recent Developments

Investments

The following table summarizes the real estate investments acquired by or repaid to the Company since June 30, 2019 (through September 6, 2019):

Real Property Controlled Subsidiaries	Location	Type of Property	Date of Acquisition	Acquisition Cost	Overview (Form 1-U)
RSE P34 Controlled Subsidiary	Los Angeles, CA	Multifamily	8/2/2019	$1,032,000	Initial
RSE W411 Controlled Subsidiary	Los Angeles, CA	Commercial	8/7/2019	$3,800,000	Initial

Other

Event	Date	Description

Declaration of August 2019 Distributions	7/30/19	On July 30, 2019, our Manager declared a daily distribution of $0.0002739726 per share for shareholders of record as of the close of business on each day of the period commencing on August 1, 2019 and ending on August 31, 2019.

Declaration of September 2019 Distributions	8/29/19	On August 29, 2019, our Manager declared a daily distribution of $0.0004109589 per share for shareholders of record as of the close of business on each day of the period commencing on September 1, 2019 and ending on October 1, 2019.

Status of our Offering	9/17/19	As of September 17, 2019, we had raised total gross offering proceeds of approximately $49.2 million from settled subscriptions (including the $100,000 received in private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 4,923,000 of our common shares.

Item 2.	Other Information

None.

9

Item 3.	Financial Statements

Index to Consolidated Financial Statements of

Fundrise Growth ereit II, LLC

10

Fundrise Growth eREIT II, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of	As of
	June 30, 2019 (unaudited)	December 31, 2018 (*)
ASSETS
Cash and cash equivalents	$11,175	$3,692
Interest receivable	-	33
Accrued interest, PIK	239	-
Other assets	305	107
Above-market lease, net	299	-
Real estate debt investments	-	7,108
Investments in equity method investees	25,374	14,248
Rental real estate properties, net	11,176	3,266
Total Assets	$48,568	$28,454

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$80	$64
Due to related party	11	15
Settling subscriptions	1	633
Redemptions payable	371	67
Distributions payable	1,266	-
Rental security deposits and other liabilities	49	14
Below-market leases, net	319	165
Total Liabilities	2,097	958

Commitments and Contingencies

Members’ Equity:
Common shares; unlimited shares authorized; 4,892,683 and 2,763,634 shares issued and 4,728,725 and 2,755,224 shares outstanding as of June 30, 2019 and December 31, 2018, respectively	48,917	27,634
Redemptions – common shares	(1,617)	(84)
Retained Earnings (Accumulated deficit)	(829)	(54)
Total Members’ Equity	46,471	27,496
Total Liabilities and Members’ Equity	$48,568	$28,454

* Derived from audited financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-1

Fundrise Growth eREIT II, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2019 (unaudited)	June 30, 2018 (unaudited)
Income
Interest income	$387	$-
Rental income	118	-
Equity in earnings (losses)	(36)	-
Other income	251	-
Total income	720	-

Expenses
Depreciation and amortization	61	-
Property operating and maintenance	49	-
General and administrative expenses	116	-
Total expenses	226	-

Income before taxes	$494	$-

Income tax expense	3	-

Net income (loss)	$491	$-

Net income (loss) per basic and diluted common share	$0.11	$-
Weighted average number of common shares outstanding, basic and diluted	4,469,753	500

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

F-2

Fundrise Growth eREIT II, LLC

Consolidated Statements of Members’ Equity

For the Six Months Ended June 30, 2019 and 2018 (unaudited)

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2018	2,755,224	$27,550	$(54)	$27,496
Proceeds from issuance of common shares	2,129,049	21,291	-	21,291
Offering costs	-	(8)	-	(8)
Distributions declared on common shares	-	-	(1,266)	(1,266)
Redemptions of common shares	(155,548)	(1,533)	-	(1,533)
Net income (loss)	-	-	491	491
June 30, 2019	4,728,725	$47,300	$(829)	$46,471

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2017	500	$5	$-	$5
Proceeds from issuance of common shares	-	-	-	-
Offering costs	-	-	-	-
Distributions declared on common shares	-	-	-	-
Redemptions of common shares	-	-	-	-
Net income (loss)	-	-	-	-
June 30, 2018	500	$5	$-	$5

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Fundrise Growth eREIT II, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2019 (unaudited)	For the Six Months Ended June 30, 2018 (unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$491	$-
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	61	-
Amortization of above- and below-market leases	(8)	-
Equity in (earnings) losses	36	-
Net (increase) decrease in interest receivable	33	-
Net (increase) decrease in accrued interest, PIK	(239)	-
Net (increase) decrease in accounts receivable and other assets	(94)	-
Net increase (decrease) in accounts payable and accrued expenses	16	-
Net increase (decrease) in due to related party	(4)	-
Net increase (decrease) in rental security deposits and other liabilities	35	-
Net cash provided by (used in) operating activities	327	-
INVESTING ACTIVITIES:
Repayment of real estate debt investments	7,108	-
Investment in equity method investees	(47,709)	-
Distributions from equity method investees	36,547	-
Acquisition of rental real estate properties	(8,201)	-
Release (issuance) of real estate deposits, net	(10)	-
Net cash provided by (used in) investing activities	(12,265)	-
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	20,657	-
Cash paid for shares redeemed	(1,229)	-
Proceeds from settling subscriptions	1	-
Offering costs	(8)	-
Net cash provided by (used in) financing activities	19,421	-

Net increase (decrease) in cash and cash equivalents	7,483	-
Cash and cash equivalents, beginning of period	3,692	5
Cash and cash equivalents, end of period	$11,175	$5

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:
Redemptions payable	$371	$-
Distributions payable	$1,266	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Fundrise Growth eREIT II, LLC

Notes to Consolidated Financial Statements (unaudited)

1.	Formation and Organization

Fundrise Growth eREIT II, LLC was formed on November 19, 2015, as a Delaware limited liability company and substantially commenced operations on September 5, 2018. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Growth eREIT II, LLC except where the context otherwise requires.

The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate properties. We may also invest in real estate loans, real estate-related debt securities and other real estate-related assets.

Investments in rental real estate properties may consist of land, homes, office and commercial space, townhomes and condominiums, and other real estate investments. Each rental real estate property investment of the Company is acquired by a limited liability company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the year ended December 31, 2018. We hold substantially all of our assets directly, and as of June 30, 2019 have not established an operating partnership or any taxable REIT subsidiary (“TRS”) or qualified REIT subsidiary (“QRS”), though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The offering of our common shares (the “Offering”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the Offering. A maximum of $50.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. The Company qualified its initial $50.0 million of common shares on August 22, 2018.

As of June 30, 2019 and December 31, 2018, after redemptions, the Company has net common shares outstanding of approximately 4,729,000 and 2,755,000, respectively, including common shares held by Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2019 and December 31, 2018, the Sponsor owned 500 common shares. In addition, as of June 30, 2019 and December 31, 2018, Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of approximately $95,000. As of June 30, 2019 and December 31, 2018, the Company’s total amount of equity outstanding on a gross basis was approximately $47.3 million and $27.6 million, respectively, and the total amount of settling subscriptions was approximately $1,000 and $633,000, respectively. Both of these amounts were based on a $10.00 per share price.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2018 consolidated balance sheet and certain related disclosures are derived from the Company’s December 31, 2018 audited consolidated financial statements. These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The financial statements as of June 30, 2019 and for the six months ended June 30, 2019 and 2018, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results.

F-5

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the six-month period. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the six-month period.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. Organizational costs may include all expenses incurred by the Company in connection with its formation. Offering costs represent costs incurred by the Company in the qualification of the Offering and the distribution of common shares. Costs included in the distribution of common shares, may include, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees. Pursuant to the Company’s second amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

F-6

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. As a result, there will be no liability recognized until the Company reaches the Hurdle Rate. Upon the Company’s NAV exceeding the Hurdle Rate, it will recognize a liability with a corresponding reduction to equity for offering costs, and a liability with a corresponding expense for organizational costs.

As of June 30, 2019 and December 31, 2018, the Manager had incurred cumulative organizational and offering costs of approximately $331,000 and $331,000, respectively, on behalf of the Company. However, because the Hurdle Rate was not met as of June 30, 2019, no costs were eligible to be reimbursed to the Manager.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (“ACH”) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a variable interest entity (“VIE”) or through our voting interest in a voting interest entity (“VOE”) and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment semi-annually or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2019 and 2018.

Real Estate Debt Investments

Our real estate debt investments may include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests in unconsolidated joint ventures.

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to semi-annual analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

F-7

We have certain investments that are legally structured as equity investments in majority-owned subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Accrued interest, PIK, represents accruable interest payable by related real estate debt investments upon maturity.

Rental Real Estate Properties

Our investments in rental real estate properties may include the acquisition of homes, townhomes, warehouses, office and commercial space, and condominiums held as rental properties.

Since inception, our investment transactions have been asset acquisitions recorded at their purchase price (plus transaction costs), and the purchase price is allocated between land, building, and improvements based upon their relative fair values at the date of acquisition.

Upon the acquisition of operating rental real estate properties, we assess the fair value of acquired tangible and intangible assets, (including land, buildings, tenant improvements, “above-” and “below-market” leases, leasing and acquired in-place leases, other identified intangible assets and assumed liabilities) and allocate the purchase price to the acquired assets and assumed liabilities, including land and buildings as if vacant.

The value allocated to in-place leases is amortized over the related lease term. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off. In-place lease assets haven been reflected within other assets in our consolidated balance sheets.

The amortization of in-place leases is recorded as an adjustment to depreciation and amortization expense on the Company’s consolidated statement of operations. The amortization of above or below-market leases is recorded as an adjustment rental to revenue on the Company’s consolidated statement of operations.

 We capitalize the costs of improvement as a component of our investment in each property. These may include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a real estate property is available to be rented or sold.

At the completion of the improvement plan, a property is classified as either a rental real estate property or available for sale. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold (five hundred dollars) that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental property acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range from 5 years to 27.5 years.

Real Estate Deposits

During the closing on an investment in rental real estate property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us.

F-8

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company has adopted a redemption plan whereby, on a monthly basis, an investor has the opportunity to obtain liquidity monthly, following a minimum 60-day waiting period after submitting their redemption request. Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.50% of the NAV of all of our outstanding shares as of the first day of such calendar month, and generally intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given month or quarter, as these real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our nonredeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT.

Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2019, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with US GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the six months ended June 30, 2019 or 2018. No gross deferred tax assets or liabilities have been recorded as of June 30, 2019 or December 31, 2018.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental income is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our resident receivables and record an allowance for doubtful accounts for any estimated probable losses. Bad debt expenses will be recorded within property operating and maintenance expenses in the consolidated financial statements.

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on real estate debt investments classified as held to maturity securities, and investments in joint ventures that are accounted for using the cost method if the terms of the equity investment includes terms that are akin to interest on a debt instrument.

F-9

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 for one year, which would make the guidance effective for the Company’s first fiscal year beginning after December 15, 2018. The Company has elected to adopt this standard under the modified retrospective approach, effective January 1, 2019. The adoption of this standard did not have a material impact on our consolidated financial statements.

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), Financial Instruments – Overall, which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. The guidance should be applied prospectively from that date. The adoption of this standard did not have a significant impact on the presentation of these consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (“ASU 2016-02”). The core principle of the standard is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize in its statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2019 and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact this new standard will have on our consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In August 2016, the FASB issued Accounting Standards Update 2016-15 (“ASU 2016-15”), Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the presentation and classification in the statement of cash flows for specific cash receipt and payment transactions, including debt prepayment or extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims and corporate-owned life insurance policies, and distributions received from equity method investees. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. The adoption of this standard did not have a significant impact on the presentation of these financial statements.

In November 2016, the FASB issued Accounting Standards Update 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. The adoption of this standard did not have a material impact on the presentation of these consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update 2017-01 (“ASU 2017-01”), Business Combinations, which clarifies the definition of a business, particularly when evaluating whether transactions should be accounted for as acquisitions or dispositions of assets or businesses. The first part of the guidance provides a screen to determine when a set is not a business; the second part of the guidance provides a framework to evaluate whether both an input and a substantive process are present. The guidance is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. The adoption of this standard did not have a significant impact on the presentation of these financial statements.

F-10

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups (“JOBS”) Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2019	For the Year Ended December 31, 2018
Beginning balance	$14,248	$-
New investments in equity method investees	47,709	14,282
Distributions received	(36,547)	-
Equity in earnings (losses) of equity method investees	(36)	(34)
Ending balance	$25,374	$14,248

As of June 30, 2019, the Company’s remaining investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2018, a 75% non-controlling member interest in 215 Chester LLC, whose activities are carried out through the following wholly-owned asset: 215 Chester LLC, a commercial property with redevelopment potential in Atlanta, GA.

(2)	Acquired in 2019, a 90.0% member interest in Runaway Lakes Land Partners, LLC, whose activities are carried out through the following wholly-owned assets: two garden-style multifamily properties, Runaway Bay and Twin Lakes, located in the Tampa, FL area.

(3)	Acquired in 2019, a 51.0% member interest in The Hamilton JV LP, whose activities are carried out through the following wholly-owned asset: The Hamilton (formerly Windsor Park Apartments), a multifamily property in Hendersonville, TN.

In 2018, the Company invested in NP 85, LLC, which was accounted for as an equity method investment due to our member interest being structured as a holding company that issued debt to the borrower of the Aura Westover Hills property. Similarly, in 2019, the Company acquired an equity method investment in NP 84, LLC, which issued a loan to the borrower to acquire Mansfield on the Green, a multifamily property in Mansfield, TX. During the six months ended June 30, 2019, both borrowers refinanced the underlying properties and repaid the related loans in full with interest. Consequently, the proceeds from NP 84, LLC and NP 85, LLC were distributed to the members such that the remaining equity interest at June 30, 2019 was $0. Accordingly, there was no gain on sale of the investment.

F-11

As of and for the six months ended June 30, 2019, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

	215 Chester LLC	NP 85 LLC	NP 84 LLC	Runaway Lakes Land Partners, LLC	The Hamilton JV LP
Condensed balance sheet information:	As of June 30, 2019	As of June 30, 2019	As of June 30, 2019	As of June 30, 2019	As of June 30, 2019
Real estate assets, net	$3,499	$-	$-	$65,064	$30,511
Other assets	144	-	-	2,149	2,960
Total assets	$3,643	$-	$-	$67,213	$33,471

Mortgage notes payable	$1,937	$-	$-	$47,248	$19,420
Other liabilities	65	-	-	509	140
Equity	1,641	-	-	19,456	13,911
Total liabilities and equity	$3,643	$-	$-	$67,213	$33,471
Company’s equity investment	$1,226	$-	$-	$17,515	$7,208

		NP 85 LLC	NP 84 LLC	Runaway Lakes Land Partners, LLC	The Hamilton JV LP
Condensed income statement information:	215 Chester LLC For the Six Months Ended June 30, 2019	For the Period January 1, 2019 to February 27, 2019 (Liquidation)	For the Period April 1, 2019 (Acquisition) to June 20, 2019 (Liquidation)	For the Period June 25, 2019 (Acquisition) to June 30, 2019	For the Period June 28, 2019 (Acquisition) to June 30, 2019
Total revenue	$154	$270	$871	$17	$14
Total expenses	184	-	-	18	6
Net income (loss)	$(30)	$270	$871	$(1)	$8
Company’s equity in net income (loss) of investee	$(22)	$123	$435	$(1)	$4
Company’s share of origination costs within equity	$-	$-	$-	$(431)	$(144)

As of December 31, 2018 and for the period ended June 30, 2018, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

	215 Chester LLC	NP 85 LLC
Condensed balance sheet information:	As of December 31, 2018	As of December 31, 2018
Real estate assets, net	$3,527	$28,443
Other assets	173	62
Total assets	$3,700	$28,505

Mortgage notes payable	$1,899	$-
Other liabilities	68	-
Equity	1,733	28,505
Total liabilities and equity	$3,700	$28,505
Company’s equity investment	$1,291	$12,957

Condensed income statement information:	215 Chester LLC For the Six Months Ended June 30, 2018	NP 85 LLC For the Six Months Ended June 30, 2018
Total revenue	$-	$-
Total expenses	-	-
Net income (loss)	$-	$-
Company’s equity in net income (loss) of investee	$-	$-
Company’s share of origination costs within equity	$-	$-

F-12

4.	Real Estate Debt Investments

As of June 30, 2019, none of our debt related investments are considered impaired, and no impairment charges have been recorded in these financial statements. The following table describes our debt related investment activity (amounts in thousands):

Real Estate Debt Investments:	For the Six Months Ended June 30, 2019	For the Year Ended December 31, 2018
Beginning balance	$7,108	$-
Investments (1)	-	7,108
Repayments	(7,108)	-
Ending balance (2)	$-	$7,108

(1)	Investments as of December 31, 2018 includes one preferred equity investment.
(2)	Ending balance as of June 30, 2019 includes one preferred equity investment that has no outstanding balance, but has future funding commitments. See below for future funding commitments.

As of June 30, 2019 and December 31, 2018, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

The following table presents the Company’s investments in real estate debt investments, as of June 30, 2019 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Preferred equity	1	$-	$5,800	$-
Balances as of June 30, 2019	1	$-	$5,800	$-

(1)	This only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table presents the Company’s investments in real estate debt investments, as of December 31, 2018 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Preferred equity	1	$7,108	$-	$7,108
Balances as of December 31, 2018	1	$7,108	$-	$7,108

(1)	This only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table presents certain information about the Company’s investments in real estate debt investments, as of June 30, 2019, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred equity (1)	1	$-	$-	$-	$-
Balance as of June 30, 2019	1	$-	$-	$-	$-

(1)	The one preferred equity investment as of June 30, 2019 has a contractual maturity of approximately three years.

The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2018, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred equity	1	$7,108	$-	$-	$-
Balance as of December 31, 2018	1	$7,108	$-	$-	$-

F-13

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its debt investments at least semi-annually and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2019 and December 31, 2018, all investments were considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

5.	Rental Real Estate Properties

As of June 30, 2019 and December 31, 2018, we had five and three rental real estate properties, respectively.

The following table presents the Company’s investments in rental real estate properties (amounts in thousands):

	As of June 30, 2019	As of December 31, 2018
Land - acquisition allocation	$7,574	$1,932
Building - acquisition allocation	3,642	1,343
Post-acquisition capitalized improvements	2	2
Total gross investment in rental real estate properties	$11,218	$3,277
Less: accumulated depreciation	(42)	(11)
Total rental real estate properties, net	$11,176	$3,266

As of June 30, 2019 and December 31, 2018, the carrying amount of the rental real estate properties above included cumulative capitalized transaction costs of approximately $255,000 and $74,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $141,000 and $61,000, respectively.

For the six months ended June 30, 2019 and 2018, the Company recognized approximately $31,000 and $0, respectively, of depreciation expense on rental real estate properties.

6.	Above- and Below-Market Leases

The Company recognizes acquired in-place “above-” and “below-market” leases as rental revenue over the original term of the respective leases. The net impact of the acquired above- and below-market leases increased revenue by approximately $8,000 and $0 for the six months ended June 30, 2019 and 2018, respectively. The following table summarizes the scheduled amortization of the Company’s acquired above- and below-market lease intangibles for each of the five succeeding years (amounts in thousands):

	Acquired Above-Market Lease Intangibles	Acquired Below-Market Lease Intangibles
Remainder of 2019	$16	$17
2020	32	33
2021	32	33
2022	32	33
2023	32	33
Thereafter	155	170
Total remaining acquired lease intangibles	$299	$319

7.	Other Assets

The balance in other assets is as follows (amounts in thousands):

	As of June 30, 2019	As of December 31, 2018
Accounts receivable	$45	$85
Due from related parties	10	-
Due from property manager	8	9
Prepaid insurance	5	7
Prepaid real estate taxes	45	-
Other prepaid expenses	4	5
In-place lease asset, net	98	1
Deposit on real estate properties	90	-
Total other assets	$305	$107

F-14

8.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members and distributions relating to the Sponsor and its affiliates for the six months ended June 30, 2019 (all tabular amounts are in thousands except per share data):

	Members						Related Parties (1)
Distributions:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/ Reinvested as of June 30, 2019	Payment Date	Total Declared
May 1, 2019 – May 31, 2019	0.0019178082	$284		04/30/19	-	07/11/19	-
June 1, 2019 – June 29, 2019	0.0023287671	321		05/30/19	-	07/11/19	1
June 30, 2019	0.1302882866	621		06/27/19	-	07/11/19	2
July 1, 2019 – July 31, 2019	0.0002739726	40	(2)	06/28/19	-	10/21/19	-
Total		$1,266			$-		$3

(1)	Total distributions declared to related parties are included in total distributions declared to all members.

(2)	The liability for the July 2019 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the June 30, 2019 financial statements, and is scheduled to be paid within three weeks after September 30, 2019.

There were no distributions declared during the year ended December 31, 2018.

9.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

F-15

As of June 30, 2019 and December 31, 2018, the Company’s significant financial instruments consist of cash and cash equivalents and real estate debt investments. With the exception of real estate debt investments, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature. The aggregate fair value of our real estate debt investments including PIK interest is based on unobservable Level 3 inputs, which management has determined to be its best estimate of current market values. The method utilized generally includes a discounted cash flow method (an income approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of June 30, 2019 and December 31, 2018, management estimated the fair value of our real estate debt investments including PIK interest to be approximately $239,000 and $7.1 million, respectively.

10.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering subject to meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the six months ended June 30, 2019 and 2018.

The Company will also reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2019 and 2018, the Manager incurred approximately $29,000 and $0 of costs on our behalf, respectively. Approximately $0 and $1,000 of such costs were due and payable to the Manager as of June 30, 2019 and December 31, 2018, respectively.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85% of our NAV, which, until December 31, 2018, was based on our net offering proceeds as of the end of each quarter, and thereafter is based on our NAV at the end of each prior semi-annual period.

The Manager has agreed, for a period from inception until December 31, 2018 (the “Fee Waiver Period”), to waive its asset management fee. Following the conclusion of the Fee Waiver Period, the Manager may, in its sole discretion, continue to waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived. The Manager decided to waive the asset management fee through June 30, 2019.

Accordingly, during the six months ended June 30, 2019 and 2018, we did not incur any asset management fees, and as of June 30, 2019 and December 31, 2018, no asset management fees were payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2019 and December 31, 2018, the Manager has not designated any asset as non-performing and no special servicing fees have been paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. As of June 30, 2019 and June 30, 2018, no disposition expenses were incurred or payable to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC or its affiliates may close and fund a loan or other investment prior to it being acquired by us. The ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2019 and the year ended December 31, 2018, the Company did not make any investments that were warehoused or owned by Fundrise Lending, LLC.

F-16

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction,” the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2019 and 2018, approximately $7,000 and $0, respectively, in fees were incurred to the Independent Representative as compensation for those services.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 9,500 shares as of June 30, 2019 and December 31, 2018. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. As of June 30, 2019 and December 31, 2018, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the Company.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 500 common shares as of June 30, 2019 and December 31, 2018.

As a means to provide liquidity during capital raising periods, Rise Companies Corp. issued a promissory grid note to the Company and its affiliates. The total drawn between the ten noteholders was not to exceed $10.0 million. The note was in effect for the Company as of August 17, 2018, bore a 3.00% interest rate, and expired on January 31, 2019. As such, this note is no longer available to fund acquisitions. As of June 30, 2019 and December 31, 2018, the Company had not drawn against the promissory grid note and had not paid any interest held by Rise Companies Corp.

For the six months ended June 30, 2019 and 2018, the Sponsor incurred approximately $13,000 and $0 of costs on our behalf, respectively. Approximately $10,000 and $14,000 of such costs were due and payable to the Sponsor as of June 30, 2019 and December 31, 2018, respectively.

The following table presents the Company’s acquisition fees related to investments in rental real estate properties paid to the Sponsor (amounts in thousands):

	For the Six Months Ended June 30, 2019	For the Six Months Ended June 30, 2018
Acquisition fees incurred and paid to the Sponsor	$80	$-
Total	$80	$-

11.	Economic Dependency

Under various agreements, the Company has engaged or will engage Fundrise Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

F-17

12.	Commitments and Contingencies

Reimbursable Organizational and Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for organizational and offering costs that were paid by the Manager on the Company’s behalf. As of June 30, 2019 and December 31, 2018, approximately $331,000 and $331,000, respectively, of organizational and offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs.

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

13.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through September 19, 2019 for potential recognition or disclosure.

New Investments

As of September 19, 2019, the Company has made new real estate investments and borrowers have drawn additional funds in the amount of approximately $5.6 million.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, LLC (“National Lending”), which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager through a management agreement at a market rate that is customary for the industry. Each eREIT contributes an amount, generally not to exceed 3% of its assets under management (“AUM”). National Lending may generally provide short-term bridge financing through promissory notes to its contributors, allowing them to draw upon available cash in order to maintain greater liquidity and better finance their individual real estate investment strategies. The promissory notes will bear a market rate of interest and will be repaid via the capital raised by each of the borrowing eREITs’ offerings. All transactions between National Lending and the borrowers are reviewed by the Independent Representative. As of September 19, 2019, we have contributed $1,420,000 to National Lending and have not entered into any promissory notes with National Lending.

F-18

INDEX OF EXHIBITS

Exhibit No.	Description
2.1	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A/A filed on August 15, 2018)
2.2	Certificate of Amendment (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A/A filed on August 15, 2018)
2.3	Amended and Restated Limited Liability Company Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.3 to the Company’s Form 1-A/A filed on August 15, 2018)
2.4	Form of Second Amended and Restated Limited Liability Company Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.4 to the Company’s Form 1-A/A filed on August 15, 2018)
4.1	Form of Subscription Package (incorporated by reference to the copy thereof submitted as Appendix B to the Company’s Offering Circular filed on June 19, 2019)
6.1	Form of License Agreement between Fundrise Growth eREIT II, LLC and Fundrise, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-A/A filed on August 15, 2018)
6.2	Form of Fee Waiver Support Agreement between Fundrise Growth eREIT II, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-A/A filed on August 15, 2018)
6.3	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Form 1-A/A filed on August 15, 2018)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on September 19, 2019.

Fundrise Growth eREIT II, LLC
By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	Thursday, September 19, 2019
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Benjamin S. Miller	Interim Chief Financial Officer and Treasurer of	Thursday, September 19, 2019
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Financial Officer and Principal Accounting Officer)